UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 3 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                             Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Ruling of the Supreme Court regarding Water Fees for Water Extraction in the Dead Sea Concession Area

 Item 1

Ruling of the Supreme Court regarding Water Fees for Water Extraction in the Dead Sea Concession Area
Further to Note 18c.(1)(b) to the Company’s annual report for 2024, as filed on Form 20-F on March 13, 2025 (the “2024 Annual Report”), regarding petitions filed with the Israeli Supreme Court in September 2022 against the Water Authority, the Attorney General, the Israeli Ministry of Justice, Mekorot Water Company Ltd. and the Company, in which the petitioners requested that the Supreme Court rule that the Company be obliged to pay water fees on water extracted from wells in the Dead Sea Concession area as of January 1, 2018, contrary to the legal opinion issued by the Israeli Ministry of Justice, as set forth below, the Company hereby reports that today the Supreme Court rendered its ruling, in which it determined that the petitions are to be accepted.

In 2017, a general amendment to the Israeli Water Law was enacted, pursuant to which saline water of the kind produced for the Dead Sea plants by the Company’s own water drilling are subject to water fees. In October 2021, as a response to the Company’s objection to the charge relating to water drilling within the concession area, the Water Authority informed the Company that water fees will not be charged for water extraction within the concession area. The Water Authority’s decision was based on the opinion of the Israeli Ministry of Justice, according to which the royalties arrangement established in the Dead Sea Concession Law, 1961, is the sole arrangement for collecting payment for the right to extract water in the concession area, and therefore it is not legally possible to impose additional charges for water fees in addition to the royalties. Based on the foregoing, and on the opinion of its legal counsels, among other things, the Company estimated that it was more likely than not that its position that there is no basis for additional charges in respect of water fees beyond the payment of royalties would be accepted and, accordingly, no provision was recorded in its financial statements. In the petitions, the petitioners requested that the Supreme Court rule that the above-mentioned legal opinion of the Israeli Ministry of Justice is incorrect and that, accordingly, the Company is required to pay water fees as set out above.

Based on the Company’s preliminary assessment, the Company estimates that, as a result of the implementation of the ruling, it will be required to pay an amount in the range of $70–90 million, for the period from January 1, 2018, through September 2025, which will be recognized in the Company’s financial results for the fourth quarter of 2025. This amount does not include interest and linkage differentials, to the extent applied. In addition, the application of water fee payments from October 2025 until the expiration of the current concession is expected to result in an additional annual cost of between $10-12 million. It should be clarified that, to the best of the Company’s knowledge, in any event it is the intention of the government to include an obligation to pay water fees for water extracted in the concession area as part of the terms of the future concession, as of April 2030.

The Company is reviewing the ruling and its implications. It should be clarified that, until the date on which the ruling was rendered, the Company believes it has acted in accordance with the wording of the law and the position of the competent authorities, as reflected in the legal opinion of the Israeli Ministry of Justice. For further details regarding to additional legal proceedings relating to the implementation of the Israeli Water Law, see Note 18c.(1)(c) to the Company’s 2024 Annual Report.

Forward-Looking Statements
This report includes forward-looking statements. Such statements typically use forward-looking terminology such as “evaluate,” “estimate,” “possible,” “may,” “expect,” and similar expressions. Forward-looking statements in this report include, among others, statements regarding the amounts of payments the Company may be required to pay for past periods; decisions that may be rendered in additional legal proceedings relating to the application of the Water Law to which the Company is a party; and the water fees that will apply to the future concessionaire. Forward-looking statements are based on the Company’s management’s beliefs and assumptions and on information currently available to the Company’s management as of the date of this report. These statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by such forward-looking statements due to various factors, including, but not limited to, estimates, forecasts and statements regarding management’s expectations concerning, among other things, the outcome of legal proceedings to which the Company is a party; regulatory changes and additional burdens imposed by governmental bodies; changes in environmental, tax or other laws and regulations, and their interpretation; and similar factors. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this report, regarding the amounts that the Company would be required to pay or on any specific risks and uncertainties facing the Company, including those described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F published on March 13, 2025, as such risk factors may be updated from time to time in the Company’s periodic reports and public filings on Form 6-K and other reports filed with the U.S. Securities and Exchange Commission. Forward-looking statements refer only to the date they are made, and the Company undertakes no obligation to update them in light of new information or future developments, or to publicly release any revisions to these statements in order to reflect subsequent events or circumstances, or to reflect the occurrence of unanticipated events.
Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: December 3, 2025

Investor and Press Contact - Israel Adi Bajayo ICL Spokesperson +972-52-4454789 Adi.Bajayo@icl-group.com	Investor and Press Contact - Global Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: December 3, 2025